Exhibit 99.1

Phoenix New Media Reports First Quarter 2020 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 11, 2020

BEIJING, China, May 12, 2020 — Phoenix New Media Limited (NYSE: FENG) (“Phoenix New Media”, “ifeng” or the “Company”), a leading new media company in China, today announced its unaudited financial results in the first quarter ended March 31, 2020.

Mr. Shuang Liu, CEO of Phoenix New Media, commented, “As the COVID-19 pandemic swept the globe, we continued to leverage our superior content capabilities and further streamline our operating efficiency. For our news app, we introduced and optimized several innovative features in the first quarter, resulting in a 38% year-over-year boost in user retention rates. On the news front, our team of leading media professionals continued delivering a wealth of highly-differentiated and premium COVID-19 outbreak coverage. Moreover, our vertical content teams also created an abundance of in-depth reports, highlighting such topical areas as the struggles of healthcare workers on the frontlines as well as the tenacity of Chinese entrepreneurs facing the crisis. In recognition of our role as a trusted source of information, we were ranked among the top 10 online media outlets providing the most social value by the State Information Center.”

“Notably, as many businesses have opted to adjust their marketing strategies and reduce their advertising budgets amid COVID-19, we have taken active measures to refine our cost structures, further enhance our operating efficiency and decisively reduce spending on user acquisition channels with low returns, successfully reducing traffic acquisition costs in the quarter by close to 50% on a year-over-year basis. Despite the near-term headwinds in online advertising, we believe that our pervasive brand influence, distinguished reputation, and loyal user base will remain appealing to those advertisers seeking productive sales leads and attractive ROIs going forward. As the world gradually reopens for business, we expect that our content leadership, strong advertising value proposition, new business initiatives, and prudent financial management will drive our return to profitability and help to generate sustainable growth over the long term.”

Mr. Edward Lu, CFO of Phoenix New Media, further stated, “Despite facing industry-wide challenges, our first quarter performance was better than our previous expectations. We continued to implement initiatives to refine our cost and expense structures, which enabled us to increase our margins. During the quarter, we delivered a 38.3% year-over-year increase in gross profit. In light of the COVID-19 outbreak, we plan to remain prudent in our resource allocation methodologies. We will also continue to focus on streamlining our operations, bolstering our cash reserves, and prioritizing investments that can both achieve high returns and enhance our growth quality. Importantly, these measures should enable us to weather the current headwinds while further improving our ability to capitalize on those opportunities which will emerge in the post-pandemic period.”

First Quarter 2020 Financial Results

REVENUES

Total revenues in the first quarter of 2020 decreased by 3.5% to RMB274.8 million (US$38.8 million) from RMB284.9 million in the same period of 2019. The Company had consolidated the revenues of RMB59.5 million (US$8.4 million) in the first quarter of 2020 from Beijing Fenghuang Tianbo Network Technology Co., Ltd. (“Tianbo”), which has been consolidated starting from April 1, 2019. The Company's total revenues excluding those from Tianbo in the first quarter of 2020 decreased by 24.4% due to the negative impact of COVID-19 outbreak and intensified industry competitions.

Net advertising revenues in the first quarter of 2020 increased by 5.5% to RMB227.9 million (US$32.2 million) from RMB216.0 million in the same period of 2019. The increase was primarily attributable to the consolidation of advertising revenues from Tianbo. The Company's net advertising revenues excluding those from Tianbo in the first quarter of 2020 decreased by 20.9% due to the negative impact of COVID-19 outbreak and intensified industry competitions.

Paid services revenues1 in the first quarter of 2020 decreased by 31.9% to RMB46.9 million (US$6.6 million) from RMB68.9 million in the same period of 2019. Revenues from paid contents in the first quarter of 2020 decreased by 32.0% to RMB36.0 million (US$5.1 million) from RMB52.9 million in the same period of 2019, mainly due to the market condition and the tightening of rules and regulations on digital reading. Revenues from games in the first quarter of 2020 decreased by 95.6% to RMB0.2 million (US$0.03 million) from RMB3.1 million in the same period of 2019 as the Company closed some game related business in December 2019. Revenues from MVAS in the first quarter of 2020 decreased by 56.6% to RMB3.4 million (US$0.5 million) from RMB7.9 million in the same period of 2019 mainly resulting from the decline in users’ demand for services provided through telecom operators in China. Revenues from others in the first quarter of 2020 increased by 49.3% to RMB7.3 million (US$1.0 million) from RMB5.0 million in the same period of 2019, which was mainly caused by the increase in revenues from E-commerce and online real estate related services.

COST OF REVENUES

[1]

Paid services revenues comprise of (i) revenues from paid contents, which includes digital reading, audio books, paid videos, and other content-related sales activities, (ii) revenues from games, which includes web-based games and mobile games, (iii) revenues from MVAS, and (iv) revenues from others.

Cost of revenues in the first quarter of 2020 decreased by 28.6% to RMB127.1 million (US$17.9 million) from RMB178.2 million in the same period of 2019. The decrease in cost of revenues was mainly due to the following:

●

Content and operational costs in the first quarter of 2020 decreased by 33.8% to RMB97.3 million (US$13.7 million) from RMB147.0 million in the same period of 2019, mainly due to the decrease in IP production costs as the Company had fewer IP projects in the first quarter of 2020 and has taken strict cost control measures to enhance its operating efficiency in 2020.

●

Revenue sharing fees to telecom operators and channel partners in the first quarter of 2020 decreased by 17.2% to RMB14.3 million (US$2.0 million) from RMB17.3 million in the same period of 2019, primarily attributable to the decrease in the MVAS revenues.

The decrease was partially offset by the following:

●	Bandwidth costs in the first quarter of 2020 increased slightly to RMB15.5 million (US$2.2 million) from RMB13.9 million in the same period of 2019.

Share-based compensation included in the content and operational costs in the first quarter of 2020 increased slightly to RMB1.6 million (US$0.2 million) from RMB1.4 million in the same period of 2019.

GROSS PROFIT

Gross profit in the first quarter of 2020 increased by 38.3% to RMB147.7 million (US$20.9 million) from RMB106.7 million in the same period of 2019. Gross margin in the first quarter of 2020 increased to 53.7% from 37.5% in the same period of 2019, primarily attributable to the decrease in IP production costs as well as the Company’s strict cost control measures taken to enhance its operating efficiency in 2020, as explained above.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

Non-GAAP gross margin in the first quarter of 2020, which excluded share-based compensation, increased to 54.3% from 38.0% in the same period of 2019.

OPERATING EXPENSES AND LOSS FROM OPERATIONS

Total operating expenses in the first quarter of 2020 increased by 15.2% to RMB263.7 million (US$37.2 million) from RMB228.9 million in the same period of 2019, primarily attributable to the consolidation of operating expenses from Tianbo of RMB42.3 million (US$6.0 million) in the first quarter of 2020, impairment of goodwill for the reporting unit of Beijing Yitian Xindong Network Technology Co., Ltd. (“Yitian Xindong” or “Tadu”) recognized in the first quarter of 2020 and the increase in bad debt expenses caused by consolidation of Tianbo and the slower collection of receivables as a result of the COVID-19 outbreak, which was partially offset by the Company’s effective cost control efforts as mentioned above. The Company recognized an impairment of goodwill of RMB39.4 million (US$5.6 million) for the Tadu reporting unit in the first quarter of 2020, mainly caused by the negative impact on Tadu from both the COVID-19 outbreak in 2020 and the ongoing disagreements between the other shareholder of Tadu and the Company. The goodwill impairment loss was determined by quantitatively comparing the fair value of the Tadu reporting unit to its carrying amounts, with the fair value of the Tadu reporting unit determined based on the discounted cash flows of Tadu by applying multiple probability weighted approach for the impact of the COVID-19 outbreak. Share-based compensation included in operating expenses in the first quarter of 2020 was RMB3.3 million (US$0.5 million), compared to RMB2.5 million in the same period of 2019, which was mainly caused by those options granted by the Company in July 2019.

Loss from operations in the first quarter of 2020 was RMB116.0 million (US$16.4 million), compared to RMB122.1 million in the same period of 2019. Operating margin in the first quarter of 2020 was negative 42.2%, compared to negative 42.9% in the same period of 2019.

Non-GAAP loss from operations in the first quarter of 2020, which excluded share-based compensation and impairment of goodwill, was RMB71.7 million (US$10.1 million), compared to RMB118.1 million in the same period of 2019. Non-GAAP operating margin in the first quarter of 2020, which excluded share-based compensation and impairment of goodwill, was negative 26.1%, compared to negative 41.5% in the same period of 2019.

OTHER INCOME OR LOSS

Other income or loss reflects gain on disposal of available-for-sale debt investments, interest income, interest expense, foreign currency exchange gain or loss, income or loss from equity method investments, net of impairments, changes in fair value of forward contract in relation to future disposal of investments in Particle, and others, net2. Total net other income in the first quarter of 2020 was RMB24.6 million (US$3.5 million), compared to RMB1.9 million in the same period of 2019.

●	Interest income in the first quarter of 2020 decreased to RMB6.8 million (US$1.0 million) from RMB8.7 million in the same period of 2019.

●

Interest expense in the first quarter of 2020 decreased to RMB0.2 million (US$0.03 million), from RMB2.9 million in the same period of 2019, which was primarily due to the decrease in outstanding short-term bank loans as the Company repaid all of its short-term bank loans in the second quarter of 2019.

●	Foreign currency exchange loss in the first quarter of 2020 was RMB1.8 million (US$0.2 million), compared to RMB2.2 million in the same period of 2019.

●	Loss from equity method investments, net of impairments, in the first quarter of 2020 was RMB0.2 million (US$0.03 million), compared to RMB4.0 million in the same period of 2019.

●

Changes in fair value of forward contract in relation to future disposal of investments in Particle in the first quarter of 2020 was a gain of RMB14.7 million (US$2.1 million), compared to nil in the same period of 2019.

●

Others, net, in the first quarter of 2020 increased to RMB5.3 million (US$0.7 million), from RMB2.2 million in the same period of 2019, mainly attributable to more government subsidies received in the first quarter of 2020.

NET LOSS ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited in the first quarter of 2020 was RMB79.5 million (US$11.2 million), compared to RMB119.7 million in the same period of 2019. Net margin in the first quarter of 2020 was negative 28.9%, compared to negative 42.0% in the same period of 2019. Net loss per diluted ADS3 in the first quarter of 2020 was RMB1.09 (US$0.15), compared to net loss per diluted ADS of RMB1.65 in the same period of 2019.

Non-GAAP net loss attributable to Phoenix New Media Limited, which excluded share-based compensation, impairment of goodwill, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments, and changes in fair value of forward contract in relation to future disposal of investments in Particle as applicable, was RMB49.7 million (US$7.0 million) in the first quarter of 2020, compared to RMB111.8 million in the same period of 2019. Non-GAAP net margin in the first quarter of 2020 was negative 18.1%, compared to negative 39.2% in the same period of 2019. Non-GAAP net loss per diluted ADS in the first quarter of 2020 was RMB0.68 (US$0.10), compared to RMB1.54 in the same period of 2019.

In the first quarter of 2020, the Company’s weighted average number of ADSs used in the computation of diluted net loss per ADS was 72,790,541. As of March 31, 2020, the Company had a total of 582,324,325 ordinary shares outstanding, or the equivalent of 72,790,541 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2020, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.48 billion (US$209.5 million).

As previously announced by the Company, the Company entered into a share purchase agreement (the “SPA”) with Run Liang Tai Management Limited, or Run Liang Tai, and its designated entities (the “Proposed Buyers”) on March 22, 2019 and entered into a series of agreements with Run Liang Tai and the other shareholders of Particle to resolve certain issues in connection with the sale of preferred shares in Particle Inc. (“Particle”) (the “Proposed Transaction”). The Company completed delivery of the first batch of preferred shares of Particle to the Proposed Buyers in the fourth quarter of 2019 and expects to complete the second batch of preferred shares of Particle to the Proposed Buyers in August 2020. The fair value of the remaining available-for-sale debt investments in Particle of the Company was RMB2,044.0 million (US$288.7 million) as of March 31, 2020, which was almost the same as RMB2,012.5 million as of December 31, 2019, which were determined based on a valuation technique under the market approach, known as guideline company method, as well as using observable transactions of Particle’s shares, as the selling price of the second batch of preferred shares of Particle has been determined in the agreements previously entered into among the Company, Run Liang Tai and the other shareholders of Particle and there was no new agreements entered into in the first quarter of 2020 that changed such selling price.

[2] “Others, net” primarily consists of government subsidies and litigation loss provisions.
[3] “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments-Credit Losses (Topic 326) on a modified retrospective basis, which requires it to measure all expected credit losses for financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. There was no material impact on the Company’s financial statements upon adoption of ASU 2016-13 or for the first quarter of 2020.

Business Outlook

For the second quarter of 2020, the Company expects its total revenues to be between RMB308.7 million and RMB338.7 million; net advertising revenues are expected to be between RMB276.4 million and RMB291.4 million; and paid services revenues are expected to be between RMB32.3 million and RMB47.3 million.

All of the above forecasts reflect the current and preliminary view of Company management, which are subject to change and substantial uncertainty, particularly in view of the potential impact of the COVID-19 outbreak, the effects of which are difficult to analyse and predict.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 11, 2020 (May 12, 2020 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2020 unaudited financial results and operating performance.

To participate in the call, please register in advance of the conference by navigating to http://apac.directeventreg.com/registration/event/9874898. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email. Please dial in 10 minutes prior to the call, using the participant dial-in numbers, Direct Event Passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process.

A replay of the call will be available through May 19, 2020 by using the dial-in numbers and conference ID below:

International:	+61 2 8199 0299
Mainland China:	4006322162
Hong Kong:	+852 30512780
United States:	+1 646 254 3697
Conference ID:	9874898

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income or loss from operations, non-GAAP operating margin, non-GAAP net income or loss attributable to Phoenix New Media Limited, non-GAAP net margin and non-GAAP net income or loss per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income or loss from operations is income or loss from operations excluding share-based compensation and impairment of goodwill. Non-GAAP operating margin is non-GAAP income or loss from operations divided by total revenues. Non-GAAP net income or loss attributable to Phoenix New Media Limited is net income or loss attributable to Phoenix New Media Limited excluding share-based compensation, impairment of goodwill, income or loss from equity method investments, net of impairments, gain on disposal of available-for-sale debt investments, and changes in fair value of forward contract in relation to future disposal of investments in Particle. Non-GAAP net margin is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income or loss per diluted ADS is non-GAAP net income or loss attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation, income or loss from equity method investments, net of impairments, which have been and will continue to be significant recurring items, and without the effect of impairment of goodwill, gain on disposal of available-for-sale debt investments, and changes in fair value of forward contract in relation to future disposal of investments in Particle which have been significant and one-time items. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income or loss from operations and net income or loss attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward−looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward−looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward−looking statements. Phoenix New Media may also make written or oral forward−looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20−F and 6−K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward−looking statements. Forward−looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward−looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; relevant government policies and regulations relating to the Company; and the effects of the COVID-19 on the economy in China in general and on the Company’s business in particular. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F−1, as amended, and its annual reports on Form 20−F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward−looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2019	2020	2020
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	341,016	284,410	40,166
Term deposits and short term investments	1,271,889	1,122,547	158,534
Restricted cash	82,934	76,689	10,831
Accounts receivable, net	638,272	601,411	84,935
Amounts due from related parties	59,723	67,392	9,518
Prepayment and other current assets	162,868	163,024	23,023
Total current assets	2,556,702	2,315,473	327,007
Non-current assets:
Property and equipment, net	101,650	92,701	13,092
Intangible assets, net	99,280	98,240	13,874
Goodwill	361,074	321,722	45,436
Available-for-sale debt investments	2,014,537	2,045,953	288,944
Equity investments, net	13,237	13,000	1,836
Deferred tax assets	73,688	74,430	10,512
Operating lease right-of- use assets, net	85,790	78,920	11,146
Other non-current assets	19,859	19,607	2,768
Total non-current assets	2,769,115	2,744,573	387,608
Total assets	5,325,817	5,060,046	714,615
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	259,928	210,660	29,751
Amounts due to related parties	34,223	26,111	3,688
Advances from customers	55,900	49,401	6,977
Taxes payable	291,511	285,397	40,305
Salary and welfare payable	174,902	107,639	15,201
Deposits in relation to future disposal of investment in Particle	355,212	362,655	51,217
Accrued expenses and other current liabilities	293,441	213,121	30,098
Operating lease liabilities	40,326	43,291	6,114
Total current liabilities	1,505,443	1,298,275	183,351
Non-current liabilities:
Deferred tax liabilities	197,810	200,551	28,323
Long-term liabilities	27,612	27,612	3,900
Operating lease liabilities	49,937	41,990	5,930
Total non-current liabilities	275,359	270,153	38,153
Total liabilities	1,780,802	1,568,428	221,504
Shareholders’ equity:
Phoenix New Media Limited shareholders' equity:
Class A ordinary shares	17,499	17,499	2,471
Class B ordinary shares	22,053	22,053	3,115
Additional paid-in capital	1,611,484	1,613,593	227,883
Statutory reserves	88,583	88,583	12,510
Retained earnings	186,324	108,851	15,373
Accumulated other comprehensive income	1,405,808	1,436,236	202,835
Total Phoenix New Media Limited shareholders’ equity	3,331,751	3,286,815	464,187
Noncontrolling interests	213,264	204,803	28,924
Total shareholders' equity	3,545,015	3,491,618	493,111
Total liabilities and shareholders’ equity	5,325,817	5,060,046	714,615

* Derived from audited financial statements included in the Company's Form 20-F dated April 28, 2020.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income /(loss)

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising revenues	215,984	395,170	227,865	32,181
Paid service revenues	68,890	75,723	46,909	6,624
Total revenues	284,874	470,893	274,774	38,805
Cost of revenues	(178,145)	(210,938)	(127,124)	(17,953)
Gross profit	106,729	259,955	147,650	20,852
Operating expenses:
Sales and marketing expenses	(120,572)	(176,587)	(98,709)	(13,940)
General and administrative expenses	(48,852)	(114,425)	(74,126)	(10,469)
Technology and product development expenses	(59,441)	(62,460)	(51,477)	(7,270)
Impairment of goodwill	-	-	(39,352)	(5,558)
Total operating expenses	(228,865)	(353,472)	(263,664)	(37,237)
Loss from operations	(122,136)	(93,517)	(116,014)	(16,385)
Other income/(loss):
Interest income	8,658	7,006	6,770	956
Interest expense	(2,903)	(204)	(175)	(25)
Foreign currency exchange (loss)/gain	(2,167)	1,003	(1,728)	(244)
Income/(loss) from equity method investments, net of impairments	(3,968)	-	(236)	(33)
Gain on disposal of available-for-sale debt investments, net of tax	-	1,001,181	-	-
Changes in fair value of forward contract in relation to future disposal of investments in Particle	-	4,441	14,744	2,082
Others, net	2,241	3,737	5,274	745
(Loss)/income before tax	(120,275)	923,647	(91,365)	(12,904)
Income tax (expense)/benefit	(7,461)	(3,071)	995	141
Net (loss)/income	(127,736)	920,576	(90,370)	(12,763)
Net loss/(income) attributable to noncontrolling interests	7,999	(8,822)	10,846	1,532
Net (loss)/income attributable to Phoenix New Media Limited	(119,737)	911,754	(79,524)	(11,231)
Net (loss)/income	(127,736)	920,576	(90,370)	(12,763)
Other comprehensive income, net of tax: fair value remeasurement or available-for-sale debt investments	725,403	191,511	-	-
Other comprehensive loss, net of tax: reclassification from disposal of available-for-sale debt investments	-	(1,008,795)	-	-
Other comprehensive (loss)/ income, net of tax: foreign currency translation adjustment	(27,193)	(31,306)	30,428	4,297
Comprehensive income/(loss)	570,474	71,986	(59,942)	(8,466)
Comprehensive loss/(income) attributable to noncontrolling interests	7,999	(8,822)	10,846	1,532
Comprehensive income/(loss) attributable to Phoenix New Media Limited	578,473	63,164	(49,096)	(6,934)
Net (loss)/income attributable to Phoenix New Media Limited	(119,737)	911,754	(79,524)	(11,231)
Net (loss)/income per Class A and Class B ordinary share:
Basic	(0.21)	1.57	(0.14)	(0.02)
Diluted	(0.21)	1.57	(0.14)	(0.02)
Net (loss)/income per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	(1.65)	12.53	(1.09)	(0.15)
Diluted	(1.65)	12.53	(1.09)	(0.15)
Weighted average number of Class A and Class B ordinary shares used in computing net (loss)/income per share:
Basic	582,187,109	582,324,325	582,324,325	582,324,325
Diluted	582,187,109	582,324,325	582,324,325	582,324,325

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising service	215,984	395,170	227,865	32,181
Paid services	68,890	75,723	46,909	6,624
Total revenues	284,874	470,893	274,774	38,805
Cost of revenues
Net advertising service	140,060	188,305	105,471	14,895
Paid services	38,085	22,633	21,653	3,058
Total cost of revenues	178,145	210,938	127,124	17,953
Gross profit
Net advertising service	75,924	206,865	122,394	17,286
Paid services	30,805	53,090	25,256	3,566
Total gross profit	106,729	259,955	147,650	20,852

Phoenix New Media Limited

Condensed Information of Cost of Revenues

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2019	2019	2020	2020
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	17,329	11,304	14,353	2,027
Content and operational costs	146,961	183,288	97,271	13,737
Bandwidth costs	13,855	16,346	15,500	2,189
Total cost of revenues	178,145	210,938	127,124	17,953

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2019				Three Months Ended December 31, 2019				Three Months Ended March 31, 2020
		Non-GAAP				Non-GAAP				Non-GAAP
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	106,729	1,441	(1)	108,170	259,955	1,617	(1)	261,572	147,650	1,653	(1)	149,303
Gross margin	37.5%			38.0%	55.2%			55.5%	53.7%			54.3%
		3,987	(1)			6,730	(1)			4,943	(1)
		-	(2)			-	(2)			39,352	(2)
Loss from operations	(122,136)	3,987		(118,149)	(93,517)	6,730		(86,787)	(116,014)	44,295		(71,719)
Operating margin	(42.9)%			(41.5)%	(19.9)%			(18.4)%	(42.2)%			(26.1)%
		3,987	(1)			6,730	(1)			4,943	(1)
		-	(2)			-	(2)			39,352	(2)
		3,968	(3)			-	(3)			236	(3)
		-	(4)			(1,001,181)	(4)			-	(4)
		-	(5)			(4,441)	(5)			(14,744)	(5)
Net (loss)/income attributable to Phoenix New Media Limited	(119,737)	7,955		(111,782)	911,754	(998,892)		(87,138)	(79,524)	29,787		(49,737)
Net margin	(42.0)%			(39.2)%	193.6%			(18.5)%	(28.9)%			(18.1)%
Net (loss)/income per ADS—diluted	(1.65)			(1.54)	12.53			(1.20)	(1.09)			(0.68)
Weighted average number of ADSs used in computing diluted net (loss)/income per ADS	72,773,389			72,773,389	72,790,541			72,790,541	72,790,541			72,790,541

(1)	Share-based compensation
(2)	Impairment of goodwill
(3)	Loss from equity method investments, net of impairments
(4)	Gain on disposal of available-for-sale debt investments
(5)	Changes in fair value of forward contract in relation to future disposal of investments in Particle

Non-GAAP to GAAP reconciling items have no income tax effect.